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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
                                     UNDER
                            SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                            TREX MEDICAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                ---------------

                            TREX MEDICAL CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                                ---------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  89531R 10 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ---------------

                                JAMES W. MAY JR.
                        MEMBER OF THE SPECIAL COMMITTEE
                           OF THE BOARD OF DIRECTORS
                           C/O RICHARD A. SODEN, ESQ.
                            JAMES A. MATARESE, ESQ.
                          GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000
 (NAME AND ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                ---------------

                                WITH COPIES TO:

                             RICHARD A. SODEN, ESQ.
                            JAMES A. MATARESE, ESQ.
                          GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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  This Amendment No. 1 amends the Schedule 14D-9 relating to the tender offer by
Trex Medical Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares" or the "Common Stock") of Trex Medical Corporation, a Delaware corporation (the "Company"), which are not currently owned by Thermo Electron (the "Publicly Held Shares"), at a purchase price of $2.15 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated October 25, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the "Offer"). The Purchaser filed a Schedule TO Tender Offer Statement with the Securities and Exchange Commission (the "Commission") on October 25, 2000, as amended on November 6, 2000, and as further amended on November 21, 2000 (as so amended, the "Schedule TO"). The item number and response thereto below are in accordance with the requirements of Schedule 14D-9. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged and all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM 9. EXHIBITS

     Item 9 is hereby amended to replace the following exhibit:

Exhibit 7 Opinion of Tucker Anthony Capital Markets (included as Schedule I to this Schedule 14D-9)

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                                   SIGNATURE

     After due inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 21, 2000


                                 TREX MEDICAL CORPORATION

                                 By:   /s/  James W. May Jr.
                                       -----------------------
                                 Name:  James W. May Jr.
                                 Title: Sole Member of the Special Committee
                                        of the Board of Directors

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                                                                      SCHEDULE I

                         TUCKER ANTHONY CAPITAL MARKETS

November 7, 2000

Special Committee of the Board of Directors
Trex Medical Corporation
81 Wyman Street
Waltham, MA  02454-9046

Gentlemen:

    We understand that Trex Medical Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), has offered to purchase (the "Offer") all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Trex Medical Corporation, a Delaware corporation (the "Company"), that Thermo Electron Corporation and its affiliates do not currently own. At the consummation of the Offer, each share of Common Stock validly tendered, other than shares held by dissenting shareholders, if any, will be converted into the right to receive $2.15 per share, net, in cash (the "Offer Price").

    You have requested our opinion (the "Opinion") as investment bankers as to whether the Offer Price to be received by the holders of Common Stock other than Thermo Electron and its affiliates, including the officers and directors of the Company (the "Public Shareholders"), is fair from a financial point of view to the Public Shareholders.

    Tucker Anthony Capital Markets ("Tucker Anthony"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. In the course of our ordinary business, we may trade the securities of either Thermo Electron or the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In connection with the procedures outlined herein and in the preparation of this Opinion, Tucker Anthony was not authorized by the Company to solicit, nor have we solicited, third party indications of interest for the Company other than the Offer. Tucker Anthony will receive fees for the rendering of this Opinion and any subsequent opinions in connection with the Offer.

  In arriving at our Opinion, we have among other things:

   (i) Reviewed certain historical financial and other information concerning the Company for the five fiscal years ended October 2, 1999;

   (ii) Reviewed the Offer to Purchase by Trex Medical Acquisition, Inc., dated October 25, 2000;

   (iii) Held discussions with the senior management of the Company with respect to the Company's past and current financial performance, financial condition and future prospects;

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   (iv)   Reviewed certain internal financial data and other information of the Company;

   (v) Reviewed historical trading activity and ownership data of the Common Stock and considered the prospects for dividends and price movement;

   (vi) Analyzed certain publicly available information of other companies that we deemed comparable or otherwise relevant to our inquiry, and compared the Company, from a financial point of view, with certain of these companies;

   (vii) Compared the Offer Price to be received by the Public Shareholders pursuant to the Offer with the consideration received by stockholders in other acquisitions of companies that we deemed comparable or otherwise relevant to our inquiry; and

   (viii) Conducted such other financial studies, analyses and investigations and reviewed such other information as we deemed appropriate to enable us to render our opinion.

In our review, we have also taken into account an assessment of general economic, market and financial conditions and certain industry trends and related matters. In arriving at the Opinion, we have assumed and relied upon the accuracy and completeness of all the financial information publicly available or provided to us by the Company and have not attempted to verify any of such information. We did not make or obtain any independent evaluations or appraisals of any assets or liabilities of the Company, nor did we verify any of the Company's books or records. Our Opinion is necessarily based upon market, economic and other conditions and the market price of the Company's common stock as they exist and can be evaluated as of the date of this letter.

     This Opinion is being furnished for the use and benefit of the Special Committee of the Board of Directors of the Company and is not a recommendation to the Public Shareholders. Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, the Offer Price to be received by the Public Shareholders pursuant to the Offer is fair to the Public Shareholders from a financial point of view.


Very truly yours,

/s/ Tucker Anthony Capital Markets
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TUCKER ANTHONY CAPITAL MARKETS

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